INVEST IN **ARMSLOCK USA, INC.**

Portable, life-saving tech for handgun owners + Law Enforcement



Gun Accidents Gone!

armslock.com   New York NY 🐦 📘 📷   Main Street   Software   Technology   Lifestyle   Wearables



LEAD INVESTOR ⌄

Jeffrey Wolf

As a father to three young boys and an ex military personnel, I know the importance of gun safety in the United States is vastly important. With nearly one accidental shooting that results in the loss of lives nearly every day in the US, gun safety issues are not properly addressed by our elected leaders. Having prevented one loss of innocent life is a huge feat and I believe that with the technology we have today we can reach n even loftier goal of 100% prevention.

Invested $25,000 this round

Highlights

1 In the USA alone there are over 160 Millions handguns. Our products have been designed to create a safer environment.

2 Our products are designed to prevent children and adults from accidental discharge of a handgun. Our Product save lives!

3 Extremely durable lock mechanism and fastest gun retrieval, designed to prevent gun snatching. A must in law enforcement

4 Our products are the only portable smart holster in the world today.

5 We changed nothing about the gun itself.

4 Our products are the only portable smart holster in the world today.

5 We changed nothing about the gun itself.

6 Armslock is currently in a JV for production of its smart holster with one of India's largest corporations, TVS Motors.

7 Armslock is engaged with Salida, an international body guard and private security company for a large scale Pilot-Run.

Our Team



Uri Bar Lev Chairman

Major General Uri Bar-Lev has held numerous high ranking positions in both the Armed Forces and Police. In his Last position retiring Bar-Lev served as the senior Israel Police and public security Attache' for North America.

Saving lives is our highest priority. With nearly 90 accidental shootings a month in the US, making a safer world both for gun and none gun owners is our goal. Our smart holster solution delivers an unprecedented level of safety while also preventing gun snatching from law enforcement.



Yoni Cohen Co-Founder & CEO

Yoni has extensive experience in managing departments within several defense organizations in Israel. Yoni also served as a combat officer in the Israeli army and as a commander in the bodyguard unit in the army and Israeli secret services.



Yaron Moshe Tsion CO-Founder & President

Yaron is an experienced project leader with successful projects in the film & television industry in Israel as well as in the mobile industry. Yaron is leading the R&D and the production units in the company including all operational aspects.



Yuval Inbar CTO

Yuval is an electrical engineer, and has worked in key positions at companies like Apple, Intel and PrimeSense. Yuval also founded ArcYtec Ltd - a technology consulting company engaging the biggest corporation in the market.



Terra Stone Capital Administrator

Administrator

Pitch

No More Accidental Shootings! Armslock is looking to solve and perhaps eliminate accidental shooting caused by Unauthorized Gun use

TO PREVENT accidental deaths, gun snatching, violence and terrorism, while providing a comforting, safe and efficient experience for gun owners and reducing the use of unattended or unauthorized users users.



Fact

Firearms were the 3rd leading cause of injury-related deaths in the US in 2010 (right after poisoning and motor vehicle accidents)

- Firearms were the #2 cause of injury-related deaths in the US in 2019 - that year, more than 41,000 people were killed because of firearms

- More than 36,252 Americans on average die every year from unauthorized use of weapons, and is one of the largest issues currently at the center of public attention

(https://www.cdc.gov/nchs/fastats/injury.htm)



- In the US, gun violence is the most common cause of death for young men ages 15 to 19, 2019

(https://www.childtrends.org/gun-violence-common-cause-death-young-men)

Many more kids killed in gun accidents than gov't says, study finds



Girl, 9, dies in apparent accidental shooting in Detroit



The findings: During the first six months of this year, minors died from accidental shootings - at their own hands, or at the hands of other children or adults - at a pace of one every other day, far more than limited federal statistics indicate.

Accidental shootings of kids under age 14, fatal





Among the findings:
- Deaths and injuries spike for children under 5, with 3-year-olds the most common shooters and victims among young children.
- Accidental shootings spike again for ages 15-17, when victims are most often fatally shot by other children but typically survive self-inflicted gunshots.
- States in the South are among those with the highest per capita rates of accidental shootings involving minors.



Gun Accidents Gone!

The only Smart Holster on the market today, design to unlock only by its user.

Armslock™ will provide the holsters with stands for the car and home. Future products and developments will continue to focus on gun safety and preventing unauthorized use and holsters for concealed guns.

use and holsters for concealed guns.



RS-1™ and RS-2™ (RS-x series)

- The RS-1 and RS-2 are the first products of the Armslock company.
- RS-1 identifies the gun owner with unique chip.
- RS-2 contains the same chip, and also has biometric identification.

- the gun owner is identified within a split second.
- Both the RS-1 & RS-2can also be disabled with a unique mechanical key.

The Market

- Currently, there are no viable guns equipped with such technology, although there are some solutions that are not commercial.
- Interest in the company's products has stemmed from markets around the world, such as the United States, Peru, Colombia, India, Belgium & France.
- Armslock™ has started a collaboration with the huge Indian corporation called TVS (a 108-year-old)
- Currently there are 76 million handguns in the US. That is one out of every 4 households.

- Currently there 856 millions handguns worldwide in civillian hands.
- There are currently nearly 700,000 law enforcements in the US who carry side arms. Armslock is in talks with several police departments, including the NYPD.
- There are currently 480,000 active duty soldiers in the US, more than half have issued personal side arms.
- New laws & regulations are pushing towards higher safety measures aimed at gun-owners



Designed with Law Enforcement & the Military in mind.


POLICE
DEPARTMENT





- Through collaboration with Israel's leading security experts and high tech technology ARMSLOCK™ has managed to build the most suitable and qualified Smart holsters in the market, that would serve both: officials carrying a gun and private civilians.

- Armslock™ is currently in talks with the NYPD and other police departments in the US and internationally.

Safe & Secure to prevent Gun Snatching



ARMSLOCK™ is dedicated to innovate, produce and promote its revolutionary RS smart holsters - designed to provide gun owners the highest and safest control over their personal weapons without any limits while drawing the weapon from the holster.

Ready when you need it. Safe when you don't!



Key Points

- ✅ Armslock has proven proprietary technology

- ✅ Armslock's Technology is patented.

- ✅ Armslock solves a critical problem in a system that is already broken.

- ✅ Armslock is addressing a $25 Billion market expected to hit $30+ Billion by 2025.

- ✅ Armslock's management team has a proven track record with over 100 years of combined experience.

Downloads

Armslock Ready when you need it Safe when you don t..html